Mail Stop 3561

								November 18, 2005

By U.S. Mail

Mr. Robert McGehee
Chief Executive Officer
Progress Energy, Inc.
410 South Wilmington Street
Raleigh, NC 27601-1748

		Re:	Progress Energy Inc.
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-15929

			Carolina Power and Light Company
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-03382

			Florida Power Corp
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-03274

			Florida Progress Corp
			Form 10-K for the year ended December 31, 2004
			Filed March 16, 2005
			File No. 1-08349











Dear Mr. McGehee:



	We have completed our review of your Form 10-K and related filings and have no further comments at this time.



							Sincerely,




		Jim Allegretto
		Senior Assistant Chief Accountant